Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: December 9, 2015

Media General, Inc. issued the following press release on December 9, 2015:

FOR IMMEDIATE RELEASE

MEDIA GENERAL COMMENTS ON NEXSTAR STATEMENT

Committed to Maximizing Value for Media General Shareholders

Current Nexstar Proposal Materially Undervalues Media General

Nexstar Press Release Is Unclear Whether Current Nexstar Proposal is Indeed Best and Final

Richmond, VA – December 9, 2015 – Media General, Inc. (NYSE: MEG; www.mediageneral.com) (“Media General” or the “Company”) today commented on Nexstar Broadcasting Group’s (“Nexstar”)(NASDAQ: NXST) statement:

Media General’s Board of Directors is focused on maximizing shareholder value, and we have been negotiating in good faith with Nexstar over the past several weeks, with the goal of reaching an agreement that adequately reflects the inherent value in Media General, as well as the synergies that would result from such a combination. Our Board remains open to discussing and reviewing an improved proposal from Nexstar that would appropriately value the Company.

In a December 6, 2015 letter to Nexstar, Media General clearly communicated the unanimous view of our Board that Nexstar’s current proposal to acquire Media General for $10.54 in cash and 0.1024 of a Nexstar share materially undervalues Media General and its prospects and is not in the best interests of Media General’s shareholders. Based on Nexstar’s closing stock price on December 8, 2015, the current proposal represents a value of $16.31 per Media General share. Rather than improving its initial August 10, 2015 proposal of $17.00 per share based on our joint synergy work and to reflect the improved valuations in the media and TV broadcasting sectors since August 2015, Nexstar continues to reiterate its current proposal that reflects a discount to its August 10, 2015 proposal which was unanimously rejected by the Media General Board of Directors at the time.

The current proposal reflects a multiple of projected 2015E/2016E average-year post-synergy EBITDA for Media General of only 8.2x (based on consensus estimates) and implies greater than 50% free cash flow accretion to Nexstar’s shareholders. Additionally, as we have discussed during our due diligence sessions with Nexstar, our business is gearing up towards a strong 2016 political year and promising retransmission repricings, which are a big source of growth in our projected cash flows. Despite these significant financial and strategic benefits that Nexstar and its shareholders would gain from a combination with Media General, Nexstar refuses to properly price the combination and materially improve its view on value. Our Board believes that a change in control transaction at the proposed valuation levels does not properly compensate our shareholders for the financial and strategic value Media General would bring to a combination with Nexstar.

In its December 6, 2015 letter, Media General explicitly asked Nexstar to provide its ‘best and final’ proposal to Media General. Rather than providing a revised proposal and continuing private negotiations, we are surprised that Nexstar issued today’s press release reiterating its previous proposal which our Board had already unanimously rejected. We note that it is unclear from Nexstar’s press release if its current proposal is indeed its best and final proposal.

As previously announced on September 8, 2015, Media General entered into a definitive merger agreement with Meredith Corporation under which Media General will acquire all of the outstanding common stock of Meredith in a cash and stock transaction. The Board of Directors of Media General continues to recommend the proposed transaction with Meredith.

RBC Capital Markets, LLC and Goldman, Sachs & Co. are acting as financial advisors to Media General and Fried, Frank, Harris, Shriver & Jacobson LLP and Weil, Gotshal & Manges LLP are acting as its legal counsel.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General and Meredith Media General have filed relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General with the SEC on November 25, 2016 that contains a preliminary joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the preliminary joint proxy statement/prospectus, and other relevant materials, and any other documents filed by Media General and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501.

PARTICIPANTS IN THE SOLICITATION

Media General and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Media General in connection with the Merger. Information about Media General’s directors and executive officers and description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4 and the preliminary joint proxy statement/prospectus regarding the Merger that Meredith Media General has filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this press release regarding Media General that are forward-looking are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. Media General assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

ABOUT MEDIA GENERAL

Media General is one of the nation's largest local media companies that operates or services 71 television stations in 48 markets, along with the industry's leading digital media business. Its robust portfolio of broadcast, digital and mobile products informs and engages 23 percent of U.S. TV households and more than two-thirds of the U.S. Internet audience. Media General has one of the industry's largest and most diverse digital media businesses that includes LIN Mobile, Federated Media, HYFN, Dedicated Media and BiteSizeTV, all under the LIN Digital banner. With unmatched local-to-national reach and integrated marketing solutions, Media General is a one-stop-shop for agencies and brands that want to effectively and efficiently reach their target audiences across all screens. Media General trades on the NYSE under the symbol “MEG.” For more information, visit www.mediageneral.com.

Contacts:

Shareholder/Financial Analysts:	Media:
Jim Woodward	Courtney Guertin
Chief Financial Officer	Marketing & Communications Director
(804) 887-5110	(401) 457-9501
jwoodward@mediageneral.com	cguertin@mediageneral.com

Dan Burch / Charlie Koons	Jamie Moser / Andi Rose
MacKenzie Partners, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(212) 929-5500	(212) 355-4449